UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Hunter Maritime Acquisition Corp.
(Name of Issuer)

Units, each consisting of one Class A common share, $0.0001 par value, and one-half warrant
(Title of Class of Securities)

Y37828103 (Units)
(CUSIP Number)

November 22, 2016
(Date of Event That Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☒	Rule 13d-1 (c)

☐	Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y37828103	SCHEDULE 13G	PAGE 1 OF 3

1.		NAMES OF REPORTING PERSONS Shoei Kisen Kaisha, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,500,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,500,000
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0% (1)
12.		TYPE OF REPORTING PERSON CO

(1) Based on 15,000,000 Units of the Company outstanding as of December 1, 2016. Each Unit consists of one Class A common share, $0.0001 par value, and one-half warrant. Each full warrant entitles the holder to purchase one Class A common share at a price of $11.50 per share, subject to adjustment as discussed below, at any time, unless the warrants have previously expired, commencing on the later of: (i) 30 days after the consummation of the initial business combination of the issuer; and (ii) 12 months from the closing of the offering; provided that, during the period in which the warrants are exercisable, a registration statement under the Securities Act covering the Class A common shares issuable upon exercise of the warrants is effective and a current prospectus relating to the Class A common shares issuable upon the exercise of the warrants is available. As of December 2, 2016, the warrants are not excisable within 60 days and therefore are being excluded from the beneficial ownership calculations. Based on 18,750,000 Class A common shares of Company outstanding as of December 2, 2016, the aggregate amount of Class A common shares included in the 1,500,000 Units beneficially owned by the Reporting Person represents 8.0% of the Class A common shares.

CUSIP No. Y37828103	SCHEDULE 13G	PAGE 2 OF 3

Item 1(a).	Name of Issuer:

Hunter Maritime Acquisition Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Trust Company Complex Suite 206, Ajeltake Road P.O. Box 3055, Majuro Marshall Islands, MH 96960

Item 2(a).	Name of Person(s) Filing:

Shoei Kisen Kaisha, Ltd.

Item 2(b).	Address of Principal Business Office, or, if None, Residence:

Shoei Kisen Kaisha, Ltd.: 1-4-52, Koura-cho, Imabari-city, Ehime-pref., 799-2111, Japan

Item 2(c).	Citizenship:

Shoei Kisen Kaisha, Ltd. is incorporated under the laws of Japan.

Item 2(d).	Title of Class of Securities:

Units, each consisting of one Class A common share, $0.0001 par value, and one-half warrant

Item 2(e).	CUSIP Number:

The CUSIP number for the Units is Y37828103

Item 3.	Not Applicable

Item 4.	Ownership:

The Reporting Person acquired 1,500,000 Units issued by the Issuer. Each Unit consists of one Class A common share, $0.0001 par value, and one-half warrant. Each full warrant entitles the holder to purchase one Class A common share at a price of $11.50 per share subject to certain conditions. The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) and footnote (1) of the cover pages for the Reporting Person and is incorporated herein by reference.

CUSIP No. Y37828103	SCHEDULE 13G	PAGE 3 OF 3

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of the Group.

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2016

Shoei Kisen Kaisha, Ltd.:

By:	/s/ Keizo Kashiwagi
Name:	Keizo Kashiwagi
Title:	Director